Exhibit 99.15

LINEAR GOLD CORP

Linear Gold Extends Laguna Grande Gold Zone, Ixhuatan Project, Mexico

March 27, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has intersected additional zones of gold mineralization from drilling at its 100% owned Ixhuatan project in Chiapas, Mexico. The new results are from the Laguna Grande zone, located immediately southwest of the Campamento gold resource, and the Laguna Chica zone located 700 metres southeast of Campamento. The drilling programs successfully offset important gold-bearing intersections from zones that were identified during 2006.

Linear Gold also reports that geophysical results from a deep looking, three dimensional Induced Polarization (“IP”) survey completed over the Campamento gold resource area, the Caracol gold-copper project area, and the Cacate gold-copper soil anomaly have identified several high priority drill targets at Ixhuatan.  The exploration program at Ixhuatan is currently expanding to test these new targets during 2007, while continuing to advance the Cerro La Mina zone with two dedicated deep capacity drill rigs.

Highlights from the drilling are as follows:

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At Laguna Grande, hole IXLG-09, a 220 metre step-out to the northeast from previous drilling, cut 56 metres of disseminated gold mineralization containing 1.5 grams per tonne gold from 28 metres depth including a higher grade 26 metre interval that grades 2.8 grams per tonne gold.

•

At Laguna Chica, hole IXLC-05 cut 20 metres of gold mineralization containing 1.9 grams per tonne gold from 112 metres depth including 10 metres that grades 3.4 grams per tonne gold.

Table of Assay Results from Drilling

Hole ID	Drilling Area	From (metres)	To (metres)	Intercept[1] (metres)	Gold (grams per tonne)	Silver (grams per tonne)
IXLG-09	Laguna Grande	12	16	4	1.3	0.1
IXLG-09	Laguna Grande	28	84	56	1.5	1.7
including	Laguna Grande	28	54	26	2.8	3.3

IXLG-10	Laguna Grande	200	280	80	0.4	0.7
including	Laguna Grande	268	274	6	2.8	0.7

IXLC-03	Laguna Chica	72	78	6	2.7	4.6

Hole ID	Drilling Area	From (metres)	To (metres)	Intercept[1] (metres)	Gold (grams per tonne)	Silver (grams per tonne)
IXLC-05	Laguna Chica	94	96	2	1.1	0.8
IXLC-05	Laguna Chica	112	132	20	1.9	6.5
including	Laguna Chica	120	130	10	3.4	10.0

1.

Note: the true thicknesses of the intersections have not yet been determined; intercepts reported in this report are based on core lengths

Linear expands gold zones at the Laguna Grande and the Laguna Chica mineralized zones

Laguna Grande

A drilling program is currently underway at the Laguna Grande zone to offset and expand the gold mineralization cut by drilling late in 2006, and to evaluate the potential for a gold resource at Laguna Grande.  The Laguna Grande zone is outlined by an extensive gold in soil anomaly that is over one kilometre in length and defines a northeast striking trend that is nearly continuous from the Campamento Gold Deposit to the far western side of the Laguna Grande area.  The favorable geology in this trend consists of fractured volcaniclastic rocks cut by fine grained porphyritic intrusive rocks and underlain by a recrystallized limestone basement similar to Campamento.  Strong zones of argillic alteration with pyrite commonly surround the gold mineralized zones.  Locally within this trend, high-grade, gold-bearing calcite-manganese veins have been identified that were previously recognized within the high-grade gold core of the Campamento gold deposit.

Hole IXLG-09 successfully offset the gold zones identified by previously reported holes IX-104 and IXLG-08.  IXLG-09 is located 220 metres to the northeast of hole IXLG-08 (previously reported and including a 10 metre interval grading 1.9 grams per tonne gold and 9.0 grams per tonne silver) and was drilled at an azimuth of 330 degrees and an inclination of -60 degrees.  Hole IXLG-09 cut a fractured 56 metre interval of gold mineralization beginning at 28 metres depth that grades 1.5 grams per tonne gold.  This interval includes a higher grade 26 metre intercept that grades 2.8 grams per tonne gold.

Hole IXLG-10 was drilled 65 metres further along the trend to the northeast of hole IXLG-09 at an azimuth of 350 degrees and an inclination of -70 degrees, and is located at the northeast limits of the Laguna Grande gold soil anomaly.  Hole IXLG-10 cut an 80 metre intercept of disseminated and fracture controlled gold mineralization starting at 200 metres depth that grades 0.4 grams per tonne gold and includes a higher-grade six metre interval that grades 2.8 grams per tonne gold.

Drilling continues at Laguna Grande with results pending for two additional holes and a third hole is in progress.  In addition to the drilling described above, additional holes are planned to evaluate the possible gold resource in this area.  Holes are also planned to target the zone of gold bearing calcite-manganese veins that were cut by holes IXLG-04 and IXLG-06 located towards the southwest of the gold in soil anomaly.  This zone has the potential to cut zones of high-grade gold associated with these veins.

Laguna Chica

Results have been received for three additional holes completed along the Laguna Chica gold trend.  Previous results from drilling at Laguna Chica identified intervals of high-grade gold mineralization associated with quartz-bearing, structurally controlled zones of fracturing and argillic alteration.  Previously reported results include 10.4 metres of oxide gold mineralization grading 6.0 grams per tonne gold cut by hole IX-109, and hole IXLC-02 intercepted 22 metres from the near surface grading 10.0 grams per tonne gold including a 6 metre interval of 30.8 grams per tonne gold.

Hole IXLC-05 was designed to explore for the deeper extension of the gold zone cut by IXLC-02.  IXLC-05 was drilled 50 metres to the southwest of hole IXLC-02 with an azimuth of 330 degrees and an inclination of –65 degrees. Hole IXLC-05 intercepted a 20 metre interval grading 1.9 grams per tonne gold from 112 metres depth and includes a 10 metre interval that grades 3.4 grams per tonne gold.  This intercept is located 80 metres below the gold zone cut by IXLC-02 suggesting that the system has a near vertical dip.

Hole IXLC-03 was drilled 60 metres west-northwest of IXLC-02 with an azimuth of 330 degrees and an inclination of -60 degrees.  Hole IXLC-03 intersected a 6 metre zone of mineralization grading 2.7 grams per tonne gold, and this zone appears to be located on a separate trend than the gold zone defined by holes IX-109, IXLC-02, and IXLC-05.    Hole IXLC-04 was collared 75 metres northwest of hole IXLC-02 and cut anomalous zones of gold mineralization.

Recent geophysical IP work suggests that the trend of gold mineralization at Laguna Chica may strike further to the south than was previously known, and future holes are being planned to test this trend.

Additional Exploration at Ixhuatan

Geophysical results from a three dimensional IP survey conducted on the Ixhuatan property have been received (3D IP).  The survey was designed to identify sulfide-bearing zones to depths exceeding 250 metres.  Three separate IP survey areas were completed.  The first covered all of the Campamento Gold Resource area and extended over much of the Laguna Grande, Laguna Chica, and Western project areas.  The second survey covered the Caracol gold-copper project area centred two kilometres to the north of Campamento, and the third survey area extends over the southern portion of the large gold and copper soil anomaly outlined in the Cacate Basin immediately northeast of Caracol.

The IP survey of the Campamento area identified several important target areas defined by zones of high chargeability.  A northwest-trending elongate chargeability anomaly strikes into the southwest side of the Campamento gold zone and extends out to the Western project area.  Campamento itself is manifested as a zone of high chargeability that protrudes off of the northeast side of this lineament, and the chargeability anomaly outlines the sulfide-bearing zones of the Campamento gold zones.  Anomalies similar to the Campamento chargeability zone have been identified to the west of the lineament in areas that have not been drilled.  Laguna Grande is also visible as a zone of high chargeability that is related to the pyritic zone of argillic alteration present along the gold bearing trend.

At the Caracol gold-copper skarn project, the IP survey has identified a porphyry-scale chargeability anomaly that is located immediately to the west of the Caracol drilling pattern.  This chargeability high extends over an area that is approximately 900 metres in diameter, and the anomaly is crudely ring-shaped with a zone of lower chargeability in the center.  The deeper portions of two previous holes at Caracol drill into the eastern side of this anomaly and one of these holes cut an interval of vuggy quartz alteration with highly anomalous molybdenum content.

The Cacate IP survey covers the northern part of a gold and copper in soil anomaly that extends over an area approximately 1.5 kilometres in length.  Coincident chargeability and resistivity anomalies are present along the length of the gold and copper soil anomaly and provide several different target areas.

During 2007, Linear Gold intends to test these IP anomalies, and the company is currently working to expand its exploration capabilities by adding a fourth drill to the three drills currently working on the property.  Upon arrival of the fourth drill, two drills with deeper drilling capacity will continue to work at the Cerro la Mina discovery, and two drills will be dedicated to testing the numerous geophysical and geochemical targets present at Ixhuatan.  Additional geologic staff is also being added to the project to support the drilling program and to continue the regional evaluation of the Ixhuatan district.

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101.  All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50 gram charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metal deposits in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”. Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement. However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed, These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.

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